

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 18, 2007

<u>Via U. S. Mail and Fax (011 34 91 584 8949)</u>

Mr. Santiago Fernandez Valbuena
Chief Executive Officer
Telefonica, S.A.
Gran Via, 28
28013 Madrid, Spain

> **Re: Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed May 18, 2007**
> **File No. 001-09531**

Dear Mr. Valbuena:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

      Sincerely,

      Larry Spirgel
      Assistant Director